

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 3, 2009

Mr. Yan Zhuang
Chief Executive Officer
K's Media
10/F Building A, G.T. International Tower
ChaoYang District, Beijing, China, 100020

> **Re: K's Media**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed August 12, 2008**
>
> **Forms 10-Q for Fiscal Quarter Ended October 31, 2008**
> **File No. 0-52760**

Dear Mr. Zhuang:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K
Financial Statements
Consolidated Statements of Stockholder's Equity, page 21

1.   Disclose and tell us how you accounted for the 2,000,000 common shares issued as consideration for "finder's fee". Explain the terms of this transaction and how you determined the value of these shares.

Note 1. Nature of Operations and Going Concern
(a) Escrow Agreement:

2.   Disclose and explain to us how you are accounting for the issuance of shares under the Escrow Agreement. Also explain to us your consideration as to whether there are elements of stock compensation in these issuances of escrowed shares. Please refer in your response to the accounting literature that you have relied upon as support for your policy.

3.   Similarly, refer to the second paragraph of page 9 of the October 31, 2008 Form 10-Q and explain to us how you accounted for the 600,000 escrowed shares transferred to Mr. Andy Pang, your COO. Tell us how you determined the value of this stock compensation. Please refer to all pertinent authoritative accounting literature in your response.

Form 10-Q, October 31, 2008
Financial Statements

4.   Refer to the last two paragraph of page 16, which state that the Equity Pledge Agreements were not yet registered as of the filing of your October 31, 2008 Form 10-Q. It appears as though such agreements are not effective under Chinese law until they are registered, please advise in detail. Also, explain to us how you determined that Beijing K's Media was to be consolidated as VIE at the April 30, and October 31, 2008 balance sheet date. Describe for us how you applied the provisions of FIN 46R and other pertinent authoritative US accounting literature.

Management's Discussion and Analysis, page 18

5.   See Item 303(b) of Regulation S-K and expand MD&A, in future filings, to include the required discussions of comparable year-to-date results of operations.

Exhibits 31.1 and 31.2

6.   In future filing please update to terminology used in your officer certifications pursuant to Section 302 of the Sarbanes Oxley Act to omit references to "small business issuer".

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director